UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Haverty Furniture Companies, Inc.
(Name of Issuer)

Class A Common Stock, $1.00 par value per share
(Title of Class of Securities)

419596-20-0
(CUSIP Number)

May 24,2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-l(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 419596-20-0

1.	Names of Reporting Persons. Frank S. McGaughey III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 330,295
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 330,295
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 330,295
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 9.3%
12.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 419596-20-0

1.	Names of Reporting Persons. Ridge Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Georgia
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 308,510
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 308,510
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 308,510
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 8.7%
12.	Type of Reporting Person (See Instructions) PN

Item 1(a).	Name of Issuer: Haverty Furniture Companies, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 780 Johnson Ferry Road Suite 800 Atlanta, Georgia 30342

Item 2(a).
Name of Person Filing:

Frank S. McGaughey III and Ridge Partners, L.P. (“Ridge Partners”).  Mr. McGaughey is the general partner of Ridge Partners.  Mr. McGaughey disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by Ridge Partners, except to the extent of his partnership interest.

Item 2(b).	Address of Principal Business Office or, if None, Residence: Mr. McGaughey: 1111 Lufbery Circle, Williamson, Georgia 30292 Ridge Partners: 1111 Lufbery Circle, Williamson, Georgia 30292

Item 2(c).	Citizenship: Mr. McGaughey is a citizen of the United States of America. Ridge Partners is organized under the laws of the State of Georgia.

Item 2(d).	Title of Class of Securities: Class A Common Stock, $1.00 par value per share

Item 2(e).	CUSIP Number: 419596-20-0

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

Item 4.	Ownership.

(a)	Amount beneficially owned: 330,295

(b)	Percent of class: 9.3%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or direct the vote: 330,295

(ii)	shared power to vote or direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 330,295

(iv)	shared power to dispose or direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of the Members of the Group

See Exhibit A

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 27, 2010

Signature:	/s/ Frank S. McGaughey III
Frank S. McGaughey III

Ridge Partners, L.P.

By: /s/ Frank S. McGaughey III
	Name:	Frank S. McGaughey III
	Title:	General Partner

Exhibit A

Members of Group

Name	Classification

Frank S. McGaughey III	IN

Ridge Partners, L.P.	PN